082-03470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

2nd April, 2010

SUPPL

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001


10015494

Dear Sirs,

Disclosure to the Members under Section 302 of the Companies Act, 1956

We enclose, in terms of the Listing Agreement, three copies of the "Disclosure under Section 302 of the Companies Act, 1956" to the Members of the Company w.r.t. appointment of Mr. A. Singh and Mr. K. N. Grant as Additional Wholetime Directors of the Company.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

ITC Limited

TO THE MEMBERS OF THE COMPANY

Disclosure under Section 302 of the Companies Act, 1956.

Abstract of terms of appointment of Mr. A. Singh and Mr. K. N. Grant as Additional Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 19th March, 2010 approved, on the recommendation of the Nominations Committee and the Compensation Committee, the appointment of Mr. Anup Singh and Mr. Kurush Noshir Grant as Additional Wholetime Directors of the Company on the following terms, subject to the approval of the Members:-

Name	Tenure of Appointment	Consolidated Salary per month	Performance Bonus
Mr. A. Singh	Effective 22nd March, 2010 till the date of the forthcoming Annual General Meeting of the Company.	Rs.9,00,000/-	Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. K. N. Grant	Effective 20th March, 2010 for a period of 3 years.	Rs.4,00,000/-	

Perquisites – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Singh and Mr. Grant shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs.3,50,000/- for Mr. Singh for the period of his appointment and Rs.10,00,000/- per annum for Mr. Grant, for the purposes of which limit perquisites shall be valued as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites shall be valued at actual cost. However, the following shall not be included in the aforesaid perquisite limits:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together shall be within the limits prescribed under the Companies Act, 1956 or any amendment or re-enactment thereof.

Mr. Singh, an Electrical Engineer from IIT Kharagpur, is a Wholetime Director of the Company since 21st November, 1997 and completes his present term of appointment on 21st March, 2010 as approved by the Members of the Company on 21st July, 2006.

Mr. Grant, an MBA, joined the Company in 1980. He has handled a wide range of responsibilities in sales, brand management and product development and till recently was the Divisional Chief Executive, Tobacco Division.

The respective Additional Wholetime Directors are interested individually insofar as the same relates to their appointment and no other Director of the Company is interested in the aforesaid appointments.

Dated: 19th March, 2010.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary


ITC Limited

अन्तर्देशीय पत्र कार्ड
INLAND LETTER CARD

To Open Tear Here

To Open Tear Here

If undelivered, please return to :-

INVESTOR SERVICE CENTRE
ITC Limited
37 JAWAHARLAL NEHRU ROAD
KOLKATA – 700 071

TO THE MEMBERS OF THE COMPANY

ITC Limited

Disclosure under Section 302 of the Companies Act, 1956.

Abstract of terms of appointment of Mr. A. Singh and Mr. K. N. Grant as Additional Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 19th March, 2010 approved, on the recommendation of the Nominations Committee and the Compensation Committee, the appointment of Mr. Anup Singh and Mr. Kurush Noshir Grant as Additional Wholetime Directors of the Company on the following terms, subject to the approval of the Members:-

Name	Tenure of Appointment	Consolidated Salary per month	Performance Bonus
Mr. A. Singh	Effective 22nd March, 2010 till the date of the forthcoming Annual General Meeting of the Company.	Rs.9,00,000/-	Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. K. N. Grant	Effective 20th March, 2010 for a period of 3 years.	Rs.4,00,000/-	

Perquisites – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Singh and Mr. Grant shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs.3,50,000/- for Mr. Singh for the period of his appointment and Rs.10,00,000/- per annum for Mr. Grant, for the purposes of which limit perquisites shall be valued as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites shall be valued at actual cost. However, the following shall not be included in the aforesaid perquisite limits:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together shall be within the limits prescribed under the Companies Act, 1956 or any amendment or re-enactment thereof.

Mr. Singh, an Electrical Engineer from IIT Kharagpur, is a Wholetime Director of the Company since 21st November, 1997 and completes his present term of appointment on 21st March, 2010 as approved by the Members of the Company on 21st July, 2006.

Mr. Grant, an MBA, joined the Company in 1980. He has handled a wide range of responsibilities in sales, brand management and product development and till recently was the Divisional Chief Executive, Tobacco Division.

The respective Additional Wholetime Directors are interested individually insofar as the same relates to their appointment and no other Director of the Company is interested in the aforesaid appointments.

Dated: 19th March, 2010.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary


ITC Limited

अन्तर्देशीय पत्र कार्ड
INLAND LETTER CARD

To Open Tear Here

To Open Tear Here

If undelivered, please return to :-

INVESTOR SERVICE CENTRE
ITC Limited
37 JAWAHARLAL NEHRU ROAD
KOLKATA – 700 071

TO THE MEMBERS OF THE COMPANY

ITC Limited

Disclosure under Section 302 of the Companies Act, 1956.

Abstract of terms of appointment of Mr. A. Singh and Mr. K. N. Grant as Additional Wholetime Directors of the Company

The Board of Directors of the Company ('the Board') at its meeting held on 19th March, 2010 approved, on the recommendation of the Nominations Committee and the Compensation Committee, the appointment of Mr. Anup Singh and Mr. Kurush Noshir Grant as Additional Wholetime Directors of the Company on the following terms, subject to the approval of the Members:-

Name	Tenure of Appointment	Consolidated Salary per month	Performance Bonus
Mr. A. Singh	Effective 22nd March, 2010 till the date of the forthcoming Annual General Meeting of the Company.	Rs.9,00,000/-	Not exceeding 150% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.
Mr. K. N. Grant	Effective 20th March, 2010 for a period of 3 years.	Rs.4,00,000/-	

Perquisites – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Singh and Mr. Grant shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance, sampling of the Company's products and services etc. in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs.3,50,000/- for Mr. Singh for the period of his appointment and Rs.10,00,000/- per annum for Mr. Grant, for the purposes of which limit perquisites shall be valued as per the provisions of the Income-tax Act / Rules wherever applicable, and in absence of any such provision, perquisites shall be valued at actual cost. However, the following shall not be included in the aforesaid perquisite limits:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act and the Rules thereunder for this purpose.

(c) Use of chauffeur driven Company car and telecommunication facilities at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer / retirement as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together shall be within the limits prescribed under the Companies Act, 1956 or any amendment or re-enactment thereof.

Mr. Singh, an Electrical Engineer from IIT Kharagpur, is a Wholetime Director of the Company since 21st November, 1997 and completes his present term of appointment on 21st March, 2010 as approved by the Members of the Company on 21st July, 2006.

Mr. Grant, an MBA, joined the Company in 1980. He has handled a wide range of responsibilities in sales, brand management and product development and till recently was the Divisional Chief Executive, Tobacco Division.

The respective Additional Wholetime Directors are interested individually insofar as the same relates to their appointment and no other Director of the Company is interested in the aforesaid appointments.

Dated: 19th March, 2010.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary



ITC Limited

अन्तर्देशीय पत्र कार्ड
INLAND LETTER CARD

To Open Tear Here

To Open Tear Here

If undelivered, please return to :-

INVESTOR SERVICE CENTRE
ITC Limited
37 JAWAHARLAL NEHRU ROAD
KOLKATA – 700 071